UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-09871

Investment Company Act File Number

Cullen Funds Trust

(exact name of registrant as specified in its charter)

645 Fifth Avenue, New York, NY 10022

(Address of principal executive offices) (Zip code)

Brooks Cullen

645 Fifth Avenue

New York, NY 10022

(Name and address of agent for service)

Registrant’s Telephone Number, including Area Code:

(877) 485-8586

PART I

The Registrant filed for an Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended, on August 29, 2022. Rule 8b-25 permits a registered management investment company to file an application for an extension of time if it is impractical to furnish a required report.

With this filing, the Registrant hereby withdraws its prior filing under Rule 8b-25.

PART II

OTHER INFORMATION

Name and telephone number of person to contact with respect to this notification:

Carla Teodoro

Sidley Austin LLP

787 Seventh Avenue

New York, NY 10019

212-839-5969

SIGNATURES

The Trust has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

Cullen Funds Trust

By:	/s/ Jeff Battaglia
Jeff Battaglia
Treasurer

Date: September 2, 2022